Exhibit 4.32

DATED February 12th 2009

WPP 2005 LIMITED	(1)

and
MARK READ	(2)

SERVICE AGREEMENT

Hammonds LLP

7 Devonshire Square London EC2M 4YH DX 136546 Bishopsgate 2

Telephone +44 (0)20 7655 1000 Fax +44 (0)20 7655 1001

Website www.hammonds.com

Reference WPP.026-0032

DATE OF AGREEMENT	February 12th 2009

PARTIES

(1)	WPP 2005 LIMITED whose registered office is at Industrial Estate, Hythe, Kent CT21 6PE

(2)	MARK READ of 57 Limerston Road, London SW10 OBL

IT IS AGREED THAT:

1	DEFINITIONS

1.1	In this Agreement, the following definitions apply:

“Appointee” means Mark Read.

“Appointment Letter” means the Agreement of the date hereof and made between WPP Plc (1) and Mark Read (2),

“Board” means the Board of Directors for the time being of WPP Plc.

“Commencement Date” means 19 November 2008.

“Company” means WPP 2005 Limited.

“Confidential Information” means any confidential information relating to the Company or any Group Company and/or Joint Venture Business including (without limitation) its/their customers, suppliers or business partners or potential customers, suppliers or business partners, pricing, marketing information, intellectual property, business plans or designs, technical data, employees, officers or shareholders, financial information and plans, designs, formulae, product lines, research activities, target businesses, any document marked “Confidential” or “Secret”, or any information which the Appointee has been told is confidential or which he might reasonably expect the Company or any Group Company and/or Joint Venture Business to regard as confidential, or any information which has been given to the Company or any other Group company in confidence by customers suppliers or other persons.

“Director’s Fee” means the fee paid to the Appointee pursuant to clause 10 of the Appointment Letter.

“Excluded Obligations” means the duties and obligations of the Appointee pursuant to the Appointment Letter.

“Group Company” means and includes WPP Plc and any of its subsidiaries from time to time and “Group” shall be defined accordingly. The terms “subsidiary” and “subsidiaries” shall have the respective meanings assigned thereto by Section 1159 of the Companies Act 2006.

“Immediate Relatives” means wife, common law spouse, children, brothers, sisters, cousins, aunts, uncles, parents, grandparents and the aforesaid relatives by marriage.

“Joint Venture Business” means any person, firm or company with whom the Company or any Group Company has entered into a joint venture whether under the terms of a joint venture agreement or otherwise.

2	APPOINTMENT

2.1	The Company will employ the Appointee and the Appointee will serve the Company as Director of Strategy reporting to Sir Martin Sorrell.

3	DURATION OF EMPLOYMENT

3.1	The employment of the Appointee continues on the terms of this Agreement with effect from the Commencement Date and shall continue (subject to earlier termination hereunder) until terminated by either party giving six (6) months’ written notice to the other.

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3.2	The Company’s retirement age is 65 years.

4	DUTIES

4.1	The Appointee will devote all his working time and skill to the business of the Company and any other Group Company other than with respect to the Excluded Obligations. He will carry out his duties diligently and properly exercise the powers assigned to him by the Board. He will do his best to promote the interests of the Company and any other Group Company and will not knowingly do or willingly permit to be done anything that causes prejudice, loss or injury to any Group Company

4.2	The Company may:

(a)	Require the Appointee to carry out different or additional duties as long as they are consistent with his status and position in the Company;

(b)	Require the Appointee to perform duties for, or hold office in, any other Group Company, without additional remuneration.

4.3	The Appointee will carry out the lawful orders of Sir Martin Sorrell and will comply with the Company’s or any other Group Company’s rules, policies and procedures, as applicable to him and as amended from time to time. None of these rules, policies or procedures will give him any contractual rights, unless they expressly provide otherwise.

4.4	The Appointee will give to Sir Martin Sorrell (in writing if required) all information, explanation and assistance that Sir Martin Sorrell may require in connection with the business or affairs of the Company or any other Group Company and his employment.

4.5	The Appointee will promptly disclose to Sir Martin Sorrell in writing any breach of duty or lawful obligation owed by any employee to the Company or any Group Company which comes to the Appointee’s attention or into his possession

4.6	Without prejudice to the other obligations, the Appointee will comply with the following:

(a)	The provisions of the Criminal Justice Act 1993 relating to insider trading; and

(b)	All rules issued by the Company or any Group Company in relation to owning or trading securities.

5	HOURS OF WORK

5.1	The Appointee shall work such hours as may from time to time reasonably be expected of him and as are consistent with his appointment. The Appointee acknowledges and affirms that he has control over the hours he works and that his working time is not measured or pre-determined and, as such the limit on average working time of 48 hours per week as provided for by the Working Time Regulations 1998 does not apply to his employment. The Company acknowledges that the Appointee has obligations under the Appointment Letter for the provision of his services which will affect the time during which and the times at which he can discharge his duties under this Agreement.

6	PLACE OF WORK

6.1	The Appointee will be based at the Company’s offices in London.

6.2	The Appointee may be required to travel both throughout and outside the United Kingdom on the business of the Company or any Group Company.

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7	REMUNERATION

7.1	The Company will pay the Appointee’s gross basic salary of Two Hundred and Seventy Five Thousand Pounds only (£275,000) (“Base Salary”) per annum less the Director’s Fee payable by equal monthly instalments in arrears. Payment will be by direct bank transfer into the Appointee’s bank account. The Base Salary will be reviewed in accordance with the Company’s policies in place from time to time.

7.2	The Appointee will also be eligible to participate in the Incentivisation Plans referred to in Schedule 2 subject always to the provisions of the clauses in this Schedule and to the rules governing each of those plans from time to time.

7.3	During his employment the Appointee will be eligible to participate at the Company’s expense in the Company’s:

(a)	Private medical expenses insurance scheme for the benefit of the Appointee;

(b)	permanent health insurance scheme;

(c)	life assurance scheme,

subject	to the rules of the said schemes from time to time (and any replacement schemes provided by the Company) and subject to the Appointee being eligible to participate in or benefit from such schemes pursuant to their rules. If any scheme provider (including but not limited to any insurance company) refuses for any reason (whether based on its own interpretation of the terms of the insurance policy or otherwise) to provide any benefit to the Appointee, the Company shall not be liable to provide any such benefits itself or any compensation in lieu thereof.

7.4	Nothing in clause 7.3 shall confer any enforceable rights against the Company on any of the Appointee’s dependants or any other third party.

7.5	Where the Company makes any credit card available to the Appointee, he will:

(a)	take good care of such card and immediately report any loss of such card to the Board; and

(b)	use the card only for the purposes of the Company’s business and in accordance with any applicable Company policy.

8	PENSION

8.1	The Appointee shall be entitled to join the Company’s Group Personal Pension Plan subject to the rules governing the Plan from time to time. The Company shall contribute an annual sum equal to 10% of the Base Salary in twelve equal monthly instalments either to the Plan or to such other pension scheme as the Appointee shall nominate subject always to Inland Revenue limits.

8.2	A contracting-out certificate pursuant to the Pension Schemes Act 1993 is not in force in relation to the Appointee’s employment.

8.3	For the avoidance of doubt, the Appointee’s pensionable salary shall be equal to the Base Salary only and shall not at any time include any bonus entitlement (whether actual or prospective) or any other payment or benefit due to the Appointee whether under the terms of this Agreement or otherwise.

9	DEDUCTIONS

9.1	The Appointee hereby authorises the Company to deduct from his remuneration (which for this purpose includes all and any salary, commission, bonus, holiday pay, sick pay and pay in lieu of notice) all debts or sums owed by the Appointee to the Company or any Group Company including but without limitation the balance outstanding of any loans (and interest where appropriate) by the Company to the Appointee.

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10	EXPENSES

10.1	The Company shall, subject to the provision of proper receipts, reimburse to the Appointee all reasonable travelling, accommodation and other expenses, which the Appointee incurs in or about the performance of his duties under this Agreement.

11	HOLIDAYS

11.1	In addition to the usual public and bank holidays the Appointee is entitled to 25 working days’ paid holiday in each calendar year to be taken at times approved by the Board. Holiday accrues pro rata throughout each year of employment. The Appointee may not without the consent of the Board carry forward any unused part of his holiday entitlement to a subsequent year and must in any event ensure that he has taken at least the minimum annual holiday entitlement provided for by the Working Time Regulations 1998.

11.2	The Company reserves the right to require the Appointee to take any accrued but untaken holiday during any notice period. If the Company exercises its right under clause 17.1 to place the Appointee on Garden Leave, the Appointee shall be deemed to take any outstanding holiday during that period.

11.3

Where the Appointee has at termination taken more or less holiday than his then accrued entitlement, a proportionate adjustment will be made by way of an addition to or a deduction from (as appropriate) his final gross pay calculated on a pro rata basis. One day’s pay for these purposes is 1/260th annual basic salary.

12	OTHER ACTIVITIES DURING EMPLOYMENT

12.1	In addition to the obligations of the Appointee at clause 4, during his employment the Appointee will not be involved, in any capacity, in providing services, directly or indirectly, to any other person in respect of any business which is similar to or which does or might reasonably be expected to compete or conflict with any aspect of the business of the Company or any Group Company or materially to affect the proper and efficient performance of his duties under the Agreement, unless he has first obtained the Board’s consent in writing.

12.2	The restriction in clause 12.1 will not prevent the Appointee from holding beneficially by way of bona fide personal investment up to 1% of any shares or securities in any company whether or not the securities are quoted on any recognised Stock Exchange save that the Appointee may continue his 6% shareholding in IPoint Limited strictly on the basis that this shareholding is the extent of his interest in that company.

12.3	Subject to any written regulations issued by the Company applicable to the Appointee, neither the Appointee nor the Appointee’s Immediate Relatives shall be entitled to receive or obtain directly or indirectly any discount rebate, commission or other benefit in respect of any business transacted (whether or not by the Appointee) by or on behalf of the Company or any Group Company, and if the Appointee, any of the Appointee’s Immediate Relatives or any company or business entity in which the Appointee or they are interested shall directly or indirectly obtain any such discount, rebate, commission or other benefit the Appointee shall forthwith account to the Company or any Group Company the amount received or the value of benefit obtained.

13	INCAPACITY

13.1	If the Appointee is absent from work due to sickness or ill health, he must inform the Company as soon as possible and complete a Company self-certification form for all absences from work up to seven calendar days. For absences over seven days one or more medical certificates must be obtained from the doctor to cover the duration of the absence and sent to the Company.

13.2	Subject to the Company’s right to terminate this Agreement, the Company shall pay the Appointee full salary for a maximum of 26 weeks (whether or not consecutive) of incapacity in any period of 12 months subject to his complying with the sickness reporting and evidencing obligations detailed in this clause. The Company may deduct from the Appointee’s salary the amount of any state sickness benefit he is entitled to claim.

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13.3	Any remuneration paid to the Appointee under clause 13.2 will be deemed to include statutory sick pay under the Social Security Contributions Benefits Act 1992. For statutory sick pay purposes, the Appointee’s qualifying days shall be Monday to Friday inclusive.

13.4	The Appointee agrees to have a medical examination and tests, at any time if requested to do so by the Board and by a doctor of the Board’s choice in which case the charges will be met by the Company on the basis that it is for the purpose of his ongoing employment only. The Appointee will authorise the doctor(s) responsible for such medical examination to disclose and discuss with the Company and/or its medical advisers the results subject to the provisions of the Access to Medical Reports Act 1988 (if applicable). He will also authorise his own doctor to disclose and discuss with the Company and/or its medical advisers any information about his health or medical record having an actual or potential bearing upon his ability to perform his duties under this Agreement.

13.5	If any illness or incapacity resulting in the absence of the Appointee shall be or appear to be caused by the act, omission or default of any third party in respect of which damages are or may be recoverable then the Appointee shall notify the Company of any claim, settlement or judgment made or awarded in connection with it and shall give full particulars of it to the Company and shall if the Company so requires refund to the company such sum as the Company may determine provided is shall not exceed the amount of such award and sums paid to him by the Company during the period of absence.

14	CONFIDENTIALITY

14.1	The Appointee agrees to comply with the provisions of Schedule 1 Part 1 in order inter alia to protect the legitimate interests of the Company and any Group Company in relation to confidential information.

15	INTELLECTUAL PROPERTY RIGHTS

15.1	Any discovery, invention, improvement in procedure, trade mark, trade name, design, copyright and all similar rights or get-up made, discovered or created by the Appointee during the continuance of his employment hereunder in connection with or relating to the business of the Company or any Group Company or capable of being used or adapted for use therein shall belong to and shall be the absolute property of the Company. If required so to do by the Company (whether during or after the termination of his employment) the Appointee shall at the expense of the Company execute all instruments and do all things necessary to vest ownership of all other rights, title and interests (including any registered rights therein) in such discovery, invention, improvement in procedure, trade mark, trade name, design, copyright or get-up in the Company (or its nominee) absolutely and as sole beneficial owner. The Appointee hereby irrevocably waives all his rights pursuant to sections 77 to 83 inclusive of the Copyright Designs and Patents Act 1988 and any statutory amendment thereto.

16	RETURN OF PROPERTY

16.1	All plans, designs, specifications, price lists of clients, correspondence, papers, memoranda, notes, records, videos, tapes and all copies of the foregoing (including such as may be contained in electronic or magnetic media or other forms of computer storage), charge and credit cards which come into the possession of the Appointee and which relate to the performance of his services hereunder or to the business of the Company or any Group Company or any Joint Venture Business (including business methods/know-how or marketing strategy or the identity or requirements or terms of dealing of its suppliers or clients) shall at all times be and remain the property of the Company or the relevant Group Company or the relevant Joint Venture Business and the Appointee shall not use the same or cause or permit any party whatsoever to use the same except for the benefit of the Company or the relevant Group Company or the relevant Joint Venture Business and the Appointee shall not use the same or cause or permit any party whatsoever to sue the same except for the benefit of the Company or the relevant Group Company or the relevant Joint Venture business and in the property performance of his duties.

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16.2	If asked to do so by the Company at any time during his employment or automatically when the Appointee’s employment ends or if the Appointee is required to take Garden Leave in accordance with clause 17, the Appointee will return to the Company all property referred to in clause 16.1 which is in his possession or under his control and shall not retain any copies, notes or extracts. If required, the Appointee shall sign an undertaking confirming that he has complied with this clause and the Company may withhold any sums then owing to him until he has provided the same.

16.3	The Appointee will co-operate with any request made by the company either during or after the termination of his employment to provide access (including passwords and any codes) to any computer or other equipment (electronic or otherwise) in his possession or under his control which contains information relating to the Company or any Group Company or any Joint Venture Business or its or their business. The Appointee agrees to permit the Company to inspect, copy or remove any such information.

17	GARDEN LEAVE

17.1	During any period of notice, and provided that the Company continues to pay Base Salary and to provide all benefits to which he is contractually entitled (or to pay a sum in lieu of such benefits) until the termination of his employment (“Garden Leave”), then the Company shall be entitled at its absolute discretion:

(a)	to require the Appointee not to carry out his duties or to exercise his powers or responsibilities under this Agreement during his notice period (or any part of such period);

(b)	to require the Appointee not to attend his place of work or any other premises of the Company or any Group Company or any Joint Venture Business during his notice period (or any part of such period);

(c)	to require the Appointee not to make contact with any employees (other than social contact only), agents or customers or clients of the Company or any Group Company or any Joint Venture Business except as directed by the Company during his notice period (or any part of such period);

(d)	to require the Appointee to work from his home and/or to carry out exceptional duties or special projects outside the normal scope of his duties and responsibilities conditional on such projects being commensurate with his status and position in the Company;

(e)	to announce to employees, clients, suppliers and customers of the Company or any Group Company or any Joint Venture Business that the Appointee has been given notice of termination or resigned (as the case may be).

17.2	Unless the Company agrees otherwise, the Appointee will not, during Garden Leave:

(a)	do any work, whether paid or unpaid, for any third party:

(b)	hold himself out as a director or other officer of the Company or any Group Company or any Joint Venture Business;

(c)	make any comment to any person about the change to his duties, except to confirm that he is on Garden Leave.

17.3	The Appointee acknowledges that he remains employed by the Company and the terms of this Agreement apply during any Garden Leave.

18	SUMMARY TERMINATION OF EMPLOYMENT

18.1	The employment of the Appointee may be terminated by the Company by summary notice in writing at any time if the Appointee shall have:

(a)	committed any serious breach or repeated or continued (after warning) any material breach of his obligations hereunder or any of the Company’s policies; or

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(b)	been guilty of conduct tending to bring himself or the Company or any Group Company into disrepute or done or omitted to do anything which was or might reasonably be expected to become materially prejudicial to the interests of the Company of any Group Company; or

(c)	become bankrupt or makes any arrangement or composition with or for the benefit of his creditors generally: or

(d)	been or become prohibited by law from being a director or (otherwise than at the request of the Company) resigned as a director of the Company or any Group Company; or

(e)	been convicted of any offence involving dishonesty or violence or any other criminal offence other than an offence which does not in the reasonable opinion of the Board affect his position under this Agreement; or

(f)	been guilty of any deliberate act of harassment, discrimination or victimisation; or

(g)	been prevented by illness or accident from performing his duties under this Agreement for an aggregate period exceeding 26 weeks in any consecutive 52 week period.

18.2	The Company shall be entitled at any time to suspend the Appointee on full pay for so long as it may think fit to investigate any of the matters detailed in clause 18.1 (a) to 18.1(f) (inclusive) above if the Company considers it is necessary to do so. During any such period of suspension the Appointee shall not attend at his place of work or carry out any of his duties unless specifically required by the Company in writing.

18.3	The termination by the Company of this Agreement shall be without prejudice to any claim which the Company may have for damages or other remedies arising from any breach thereof by the Appointee giving rise to such termination.

19	RECONSTRUCTION OR AMALGAMATION

19.1	If before the expiration or determination of this Agreement the employment of the Appointee hereunder is terminated for the purpose of reconstruction or amalgamation and he is offered employment with any concern or undertaken resulting from such reconstruction of amalgamation on terms and conditions not less favourable than the terms of this Agreement (including terms so as to preserve any statutory rights) then he shall have no claim against the Company in respect of the termination of his employment under this Agreement.

20	RESTRICTIONS AFTER END OF EMPLOYMENT

20.1	In consideration for the payments and other benefits due to him under this Agreement, the Appointee agrees to enter into the restrictions in Schedule 1 to protect the legitimate interests of the Company and any other Group Company.

20.2	The Appointee agrees that if he receives any offer of employment or any other work during his employment or during the twelve months after the termination of his employment, he will give to the person offering him the employment or engagement a copy of this Agreement and draw their attention to this clause 20 and Schedule 1 in particular.

21	NON-REPRESENTATION

21.1	The Appointee covenants with the Company that he will not knowingly at any time make any untrue statement in relation to the Company or any Group Company or any Joint Venture Business and shall not after the termination of his employment represent himself as still being employed by or connected with the Company or any Group Company or any Joint Venture Company.

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21.2	The Appointee further covenants with the Company that he will not except with the prior written consent of the Board use the name “WPP” or any other name identical to or likely to be confused with any name which has been used by the Company or any Group Company or any Joint Venture Business at any time during the period of twelve months prior to the termination of this Agreement. For the avoidance of doubt, this will not prevent the Appointee from advising prospective employers that he had been employed by the Company for the purposes of his resume following the termination of his employment.

22	APPOINTEE’S WARRANTY

22.1	The Appointee hereby represents and warrants to the Company that in entering into this Agreement he is not in breach of any express or implied terms or any contract or of any obligations to any third party.

23	SEVERABILITY

23.1	The provisions of this Agreement and the attached Schedules are severable. If any provision (or any identifiable part of any provision) is held to be invalid or unenforceable by any Court of competent jurisdiction, then such invalidity or unenforceability will not affect the validity or enforceability of the remaining provisions.

24	NOTICES

24.1	Notices must be given by either party by letter or fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in case of the Appointee) his last known address and any such notice given by letter shall be deemed to have been given at the expiration of 48 hours after the letter containing the same is posted or at the time of delivery in person by either party.

25	DISCIPLINE AND GRIEVANCE PROCEDURE

25.1	The disciplinary rules of the company comprise directives, which may be issued from time to time by the Board. The Appointee is expected to conduct himself in a suitable manner and to exhibit a standard of behaviour commensurate with his position. Any disciplinary procedure as may be in force from time to time does not form part of the Appointee’s contract of employment.

25.2	If the Appointee is dissatisfied with any disciplinary decision or if he has any grievance relating to his employment he should refer such disciplinary decision or grievance to the Board in writing and the Board shall allow the Appointee the opportunity of a full and fair hearing in respect thereof at the next Board meeting and its decision on such grievance shall be final and binding.

26	COMPANY POLICIES

26.1	The Company’s policies relating to equal opportunities, maternity and paternity leave, as well as policies dealing with the general relationship between the Appointee and the Company comprise directives issued form time to time by the Board. None of these policies (save for those referred to at clause 26.2 below) form part of his contract of employment nor do they confer any contractual rights upon him. Copies of these policies may be obtained from the Company Secretary.

26.2	The Company’s policies relating to the use of electronic mail (“email”) and the Internet as are applicable to the Appointee from time to time form part of his contract of employment. Copies of these policies may also be obtained from the Company Secretary. Failure to comply with the terms of these policies will render the Appointee liable to disciplinary action (which may include summary dismissal) in accordance with the Company’s disciplinary procedure from time to time.

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27	DATA PROTECTION

27.1	By signing this Agreement the Appointee consents to the holding and processing of any data relating to him, in particular to the processing of any “sensitive personal data” (as defined in the Data Protection Act 1998) relating to him (including, for example, information relating to his health or racial or ethnic origin) and to the transfer of all or any part of the information that the Company holds relating to him outside the European Economic Area.

28	EMPLOYMENT RIGHTS ACT 1996

28.1	The Appointee’s continuous employment with the Company for the purposes of the Employment Rights Act 1996 will commence on 1 September 2002.

28.2	There are no collective agreements in force with trade unions which affect the Appointee’s employment.

29	GENERAL

29.1	The terms of this Agreement shall for the purposes of the Contracts (Rights of Third Parties) Act 1999 be enforceable by any Group Company irrespective of whether they have been specifically named in this Agreement.

29.2	The expiration or determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

29.3	The headings to the clauses of this Agreement are for convenience only and shall have no legal effect.

29.4	This Agreement is governed by and interpreted in accordance with the laws of England and the parties submit to the exclusive jurisdiction of the English Courts.

29.5	Unless the context otherwise requires, words imparting one gender include all other genders and words imparting the singular including the plural and vice versa.

29.6	Any reference to a statutory provision shall be deemed to include a reference to any statutory modification or re-enactment of it.

29.7	This Agreement cancels and is in substitution for all previous letters of engagement, agreements, arrangements and contracts of service (whether oral or in writing) relating to the subject matter hereof between the Company and any Group Company and the Appointee all of which shall be deemed to have been terminated by mutual consent as from the date on which this Agreement takes effect.

30	ENTIRE AGREEMENT

30.1	This Agreement and Appointment Letter together with the Schedules constitute the entire terms and conditions of employment of the Appointee. The Appointee confirms he has not been persuaded to enter into this Agreement by any representation this is not set out in this Agreement. The Appointee waives all his rights arising from any representation given in connection with this Agreement, other than his rights to claim a breach of the terms of this Agreement. The waiver does not apply to any fraudulent representations.

IN WITNESS of which this document has been executed and, on the date set out above, delivered as a deed.

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SCHEDULE 1

CONFIDENTIALITY AND POST TERMINATION RESTRICTIONS

Part 1 Protection of confidential information

1	The Appointee shall not (except in the proper performance of his duties hereunder) either during his employment or at any time after his employment has ended divulge to any Person or otherwise make use of and shall use his best endeavours to prevent the publication or disclosure of any trade secrets or Confidential Information.

2	During the Appointee’s employment hereunder the Appointee will not make any notes or memoranda relating to Confidential Information and/or any aspect of the business or any Group Company or any Joint Venture Business or any Target Business other than those which are for the sole benefit of any Group Company. All such notes and memoranda made by the Appointee will belong to the Company.

3	The Company and any other Group Company may, from time to time, be entrusted with confidential or proprietary information, trade secrets or intellectual property belonging to third parties (“Third Party Confidential Information”). The Appointee agrees to be bound by any contractual undertakings or obligations which the Company or any other Group Company imposes on its or their employees in respect of the Third Party Confidential Information. The Appointee will enter into any confidentiality undertaking that the Company or any other Group Company may require him to enter into with any such third party or Group Company.

4	The Appointee will only access and use any Group Company’s computer and electronic equipment for the purposes of his employment under this Agreement. Any personal or laptop computer or similar equipment provided or made available or accessible to the Appointee by the Company will be solely for the use of the Appointee in the proper performance of his duties and shall not be used or misused for any other purpose.

5	The Appointee shall not at any time (whether during or after the termination of his employment) erase, corrupt or otherwise interfere with any data, records or Confidential Information held in whatever form including electronic equipment, provided, available or accessible to the Appointee by the Company.

6	Upon request at any time during his employment under this Agreement or after it ends the Appointee will immediate disclose to the Company the relevant passwords to all current password protected documents created or used by him during the continuance of the employment in relation to the business and/or affairs of any Group Companies.

7	The restrictions in this Part 1 of Schedule 1 shall;

7.1	not apply to information which is in the public domain other than as a consequence of any breach of duty by the Appointee whether directly or indirectly or on his behalf; and

7.2	not restrict the Appointee from making disclosures of Confidential Information when required by law under the Public Interest Disclosure Act 1998; and

7.3	be in addition to and without prejudice to the duties and obligations of the Appointee implied into this Agreement by law.

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Part 2 Restrictions after the end of employment

8	The Appointee hereby agrees and undertakes with the Company on behalf of itself and as agent for any Group Company that he will not in any Relevant Capacity at any time during the twelve (12) month period commencing on the Effective Date:

8.1	without obtaining the prior written approval of the Company take any steps preparatory to or be engaged or concerned in:

(a)	any Restricted Business in competition with the Company or any Group Company; and/or

(b)	any Target Business; and/or

(c)	any Person directly or indirectly owning or controlling any such Restricted Business or Target Business; or

8.2	without obtaining the prior written approval of the Company acquire a substantial or controlling interest directly or by or through any nominee or nominees in any Restricted Business, Target Business or in any Person owning or controlling a Restricted Business or Target Business. Nothing in this sub-clause shall prohibit the Appointee from acquiring by way of bona fida investment only up to one per cent (1%) of the issued share capital of any publicly quoted company; or

8.3	approach or solicit or endeavour to entice for the purposes of any Restricted Business any Restricted Person to leave the employment of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by so leaving); or

8.4	employ or offer to employ or engage the services of any Restricted Person in any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business; or

8.5	solicit, interfere with or entice away from the Company or any Group Company the custom of any Restricted Client or any Prospective Client in relation to the conduct of Restricted Business; or

8.6	deal with any Restricted Client or any Prospective Client in relation to the conduct of Restricted Business; or

8.7	encourage, assist or procure any Person to do anything which if done by the Appointee would be a breach of paragraphs 8.1 to 8.6 above.

9	The parties hereto and each of them acknowledge that the restrictions and each of them contained in paragraph 8 above are reasonable having regard to the legitimate protectable interests of the Company and that each such restriction is intended to be separate and severable. In the event that any of the restrictions shall be held void but would be valid if part of the wording thereof were deleted such restriction shall apply with such deletion as may be necessary to make it valid and effective.

10	For the purposes of this Schedule (Parts 1 and 2) the following expressions shall have the following meanings:

10.1	“Effective Date” means the Termination Date or (if earlier) the date on which the Company first exercises all or part of all its rights under clause 18 (Garden Leave).

10.2	“Person” means any individual, firm, company or other entity.

10.3	“Prospective Client” means any person, firm, company or other entity who was at any time during the Relevant Period negotiating or discussing (which shall include for the purpose a pitch or presentation) with the Company or any other Group Company with a view to the provision to it by the Company or any other Group Company of any Restrictive Business and the Appointee or (to the knowledge of the Appointee) any employee of the Company or any other Group Company under the Appointee’s control shall have been involved with such negotiations or discussions during the Relevant Period or in respect of which the Appointee acquired Confidential Information as at the Effective Date.

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10.4	“Relevant Capacity” means either alone or jointly with another or others, whether as principal, agent, consultant, director, partner, shareholder, independent contractor, employee or in any other capacity, whether directly or indirectly, through any Person and whether for the Appointee’s own benefit or that of others.

10.5	“Relevant Period” means the twelve (12) month period immediately prior to the Effective Date.

10.6	“Restricted Business” means any business or services of the same or similar kind to that conducted or supplied (as the case may be) by the Company or any Group Company at any time during the Relevant Period in which the Appointee was engaged or concerned or had acquired Confidential Information at any time during the Relevant Period.

10.7	“Restricted Client” means any Person with whom or which the Company or any Group Company has arrangements in place for the provision by the Company or any Group Company of Restricted Business and with whom or which the Appointee (or to the knowledge of the Appointee any person under the Appointee’s control) has had material dealings in the course of his and/or their duties to the Company or any Group Company during the Relevant Period.

10.8	“Restricted Person” means any person who was employed or engaged by the Company or any Group Company to provide services personally at the Effective Date who during the Relevant Period had material dealings with the Appointee and:

(a)	reported to the Appointee; or

(b)	had material contact with customers or suppliers of the Company or any other Group Company in the course of his/her employment; or

(c)	was a member of the Board or reported directly to a member of the Board or who was a member of the senior management team of the Company or any other Group Company.

10.9	“Target Business” means any business howsoever constituted (whether or not conducting a Restricted Business) which was at the Effective Date or at any time during the Relevant Period a business which the Company or any Group Company had entered into negotiations with had approached or had identified as

(a)	a potential target with a view to its acquisition by the Company or any Group Company; and/or

(b)	a potential party to any joint venture with the Company or any Group Company in either case where such approach or negotiations or identification were known to a material degree by the Appointee on or before the Effective Date.

10.10	“Termination Date” means the date of termination of this Agreement

11	It is hereby understood and agreed by the Company and the Appointee that damages shall be an inadequate remedy in the event of a breach by the Appointee of any of the restrictions contained in paragraph 8 of this Schedule and that any such breach by the Appointee or on his behalf may cause damage to the Company in respect of which damages may not be an adequate remedy. Accordingly, the Appointee agrees that the Company shall be entitled, without waiving any additional rights or remedies otherwise available to it at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by the Appointee of any of the restrictions contained in paragraph 8 above.

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SCHEDULE 2

Incentivisation Plans

The Appointee shall be eligible to participate in each of the incentivisation plans that are referred to below in accordance with the rules of the plans from time to time. The receipt of any bonus or payment under any or all of these plans in one year shall not create any right or expectation of the same in any subsequent year.

1	THE SHORT TERM INCENTIVE PLAN (“STIP”)

1.1	Any bonus under the STIP shall be determined on the basis of the Appointee’s performance and the performance of the Company evaluated against specific objectives which are agreed at the beginning of each calendar year by the Appointee and Sir Martin Sorrell. All payments under the STIP shall be discretionary and subject to the approval of the Compensation Committee for the time being of the Company (the “Compensation Committee”).

1.2	If all such annual performance objectives for the financial year are met a “Target Bonus” equal to 50% of the Base Salary will be payable and up to a maximum of 75% of Base Salary.

1.3	Any bonuses due under the STIP are payable by the end of 31 March in the following year by reference to which the bonus was payable.

1.4	In the event the Appointee has been given notice of termination by the Company pursuant to clause 3.1, such notice not having expired prior to the end of the performance period to which any STIP relates, the Appointee shall be entitled to receive the same in full on the basis provided for in clauses 1.1 and 1.2. In the event that the Appointee gives notice of termination pursuant to clause 3.1 or otherwise or the Appointee’s employment has been terminated by the Company pursuant to clause 18 (for cause) prior to the payment date of the STIP, he will no longer have any right to an entitlement under the STIP and will not have any rights against the Company in respect of such loss of entitlement.

2	THE PERFORMANCE SHARE PLAN (“PSP”)

2.1	The Appointee shall be eligible to continue to participate at the discretion of the Company in the PSP. The performance shares to be made available to the Appointee in respect of the three year performance period shall be dependent upon the financial performance of the Company over the relevant performance period and subject to the approval of the Compensation Committee. The Appointee will continue to be eligible to participate in the PSP in relation to future performance periods subject to the discretion of the Company and the Compensation Committee and in accordance with the rules for the time being of the PSP.

2.2	The entitlement of the Appointee under the PSP if this Agreement is terminated shall be governed by the rules of the PSP. In the event the Appointee’s employment is terminated or he is under or has been given notice of termination before the vesting date, he will no longer have any right to an entitlement under the PSP and will not have any rights against the Company in respect of such loss of entitlement.

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SIGNED and delivered as a deed by the Company acting by one director whose signature has been attested by a witness:

Director

Signature Name	: :

Witness

Signature Name Occupation Address	: : : :

SIGNED as a deed, and delivered when dated, by the Appointee in the presence of:

Appointee

Signature :
Name :		Mark Read

Witness

Signature Name Occupation Address	: : : :

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